UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

noco-noco Inc. (the “Company”) is filing this Form 6-K to announce that amendments have been made to the resolutions that will be tabulated and voted upon at the Company’s upcoming Extraordinary General Meeting (the “EGM”), scheduled for December 18, 2024, at 9:00 A.M. (Singapore Time).

As previously announced in the EGM notice published on October 28, 2024, the EGM will take place at 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190, and virtually via webcast at https://conveneagm.com/sg/noconoco2024EGM.

The amendments pertain to changes made to Resolution Proposals 1 and 2, as outlined in the Proxy Statements previously distributed to shareholders. The Board has revised the language of these resolutions to specify the exact share consolidation ratio. The detailed wording of these amendments is provided in Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: December 14, 2024

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Supplemental notice of extraordinary general meeting: EGM Participation and Voting Instructions